Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

15 January 2021

Mr. Daniel Morris
Mr. Erin Jaskot
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:         Emaginos, Inc.
Amended Offering Statement on Form 1-A
Filed December 28, 2020
File No. 024-11373

Dear Mr. Morris:

We are in receipt of your correspondence dated January 13, 2021, and on behalf of Mr. Scott Taub, President of Emaginos, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form 1-A Offering Statement for Emaginos, Inc.
Amended Offering Statement on Form 1-A
General
1. Given that you were not current in your reporting obligations at the time you filed the Form 15, as required by rule 12h-3, it appears that you may not have properly suspended your reporting obligations.  Please revise your risk factor disclosure to address the risk that you may not have properly suspended your reporting obligations under the Exchange Act and that you are not current in your reporting obligations at the time you filed the Form 15, including any related potential liability.
Response:  We have amended our Form 1-A to add the risk factor described above.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Scott Taub at (571) 921-4200

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

/
cc: Mr. Scott Taub
      Chief Executive Officer
      Emaginos, Inc.